Exhibit (D)(8)

Execution Version

October 11, 2023

New Genetron Holding Limited (“Parent”)

ICS Corporate Services (Cayman) Limited,

3-212 Governors Square, 23 Lime Tree Bay Avenue

P.O. Box 30746, Seven Mile Beach,

Grand Cayman KY1-1203, Cayman Islands

Re:       Equity Commitment Letter

Ladies and Gentlemen:

This letter agreement sets forth the commitment of the undersigned (the “Sponsor”), subject to (i) the terms and conditions contained in an Agreement and Plan of Merger, dated as of the date hereof, by and among New Genetron Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), Genetron New Co Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned Subsidiary of Parent (“Merger Sub”) and Genetron Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”) (as may be amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”), which provides, among other things, for the merger of Merger Sub with and into the Company, with the Company continuing as the surviving company and a wholly owned subsidiary of Parent (the “Merger”) and (ii) the terms and conditions contained herein. Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Merger Agreement.

Concurrently with the execution and delivery of this letter agreement, each of Tianjin Kangyue Business Management Partnership (Limited Partnership), CICC Healthcare Investment Fund, L.P., Surrich International Company Limited, Wuxi Huihongyingkang Investment Partnership (Limited Partnership) and CCB (Beijing) Investment Fund Management Co., Ltd. (collectively, the “Other Sponsors,” and each, an “Other Sponsor”) is entering into a letter agreement substantially identical to this letter agreement (such other letter agreements, together with this letter agreement, the “ECLs”, and each an “ECL”) committing to invest or cause to be invested in Parent.

1.            Commitment. (a) The Sponsor hereby commits, subject to the terms and conditions set forth herein, to subscribe, or cause to be subscribed, directly or indirectly through one or more intermediate entities, for newly issued ordinary shares of Parent to be issued to the Sponsor or a Person or Persons designated by the Sponsor, and to pay, or cause to be paid, to Parent in immediately available funds at or prior to the Effective Time an aggregate cash purchase price equal to $15,000,000 (such amount, and as adjusted herein, the “Commitment”) for the purposes specified in the immediately following sentence. Such Commitment, and the corresponding commitments under the other ECLs, shall be used by Parent, to the extent necessary, solely to (i) fund the Merger Consideration and any other amounts required to be paid by Parent, Merger Sub and the Surviving Company pursuant to the Merger Agreement, (ii) pay any and all fees and expenses of Parent, Merger Sub and Surviving Company in connection with the consummation of the Merger and the other transactions contemplated by the Merger Agreement, and (iii) satisfy all of Parent, Merger Sub and Surviving Company’s other payment obligations in connection with the consummation of the Merger and the other transactions contemplated by the Merger Agreement, and not for any other purpose. The Sponsor may effect the contribution of the Commitment directly or indirectly through Permitted Syndications (as defined in the Interim Investor Agreement). Notwithstanding anything to the contrary contained herein, the Sponsor shall not under any circumstances be obligated to contribute more than the Commitment pursuant to this letter agreement to Parent or any other Person, and the aggregate amount of liability of the Sponsor hereunder shall not exceed the amount of the Commitment. In the event that Parent does not require the full amount of the sum of (i) the Commitment plus (ii) the Other Sponsors’ Commitments (as defined in their respective ECLs) to consummate the Merger, the amount to be funded under this letter agreement and under the other ECLs shall, unless otherwise agreed in writing by the Sponsor, be reduced by Parent to the level sufficient to fully fund the Merger Consideration, and pay any other amounts required to be paid by Parent, Merger Sub and the Surviving Company pursuant to the Merger Agreement and all related fees and expenses of Parent, Merger Sub and Surviving Company related to the transactions contemplated by the Merger Agreement.

(b) Each of the Sponsor and Parent shall use its reasonable best efforts to negotiate in good faith and enter into an escrow agreement (the “Escrow Agreement”) with an escrow agent (“Escrow Agent”) reasonably selected by the Parent from commercial banks of international repute, pursuant to which the Sponsor shall deposit or cause to be deposited (directly or indirectly through Permitted Syndications (as defined in the Interim Investor Agreement) with the Escrow Agent an amount equal to the amount of the Commitment pursuant to the terms and conditions hereof and of the Escrow Agreement as soon as practicable and in any event on or before date that is the later of (i) one month after the execution of this letter agreement and (ii) 10 Business Days after the execution of the Escrow Agreement. Upon the satisfaction of conditions to funding as set forth under Section 2 hereof, or in the event that any amount is due and payable under the Limited Guarantee issued by Wealth Strategy Holding Limited to the Company (the “Applicable Limited Guarantee”) pursuant to the terms thereof and subject to appliable laws and regulations, the Sponsor and Parent shall jointly and promptly cause (x) the amount so deposited with the Escrow Agent pursuant to this Section 1(b) be released to the Parent (which shall constitute the Sponsor’s payment of the Commitment under Section 1(a) hereof to the extent of the amount so released from the escrow account to Parent) or (y) a portion of the amount so deposited with the Escrow Agent pursuant to this Section 1(b) in the amount equal to the Maximum Amount set forth in such Applicable Limited Guarantee be released to the Company (which shall constitute the Sponsor’s performance in full of its obligation under Section 1(a) of the Applicable Limited Guarantee), as appropriate, with the balance remaining in the escrow account (if any) including interest accrued in the escrow account released to the Sponsor. Upon the termination of this letter agreement pursuant to Section 3 hereof where no amount is due under the Applicable Limited Guarantee, the Sponsor and Parent shall jointly and promptly cause the amount so deposited with the Escrow Agent pursuant to this Section 1(b), together with all interest accrued in the escrow account, be released to the Sponsor. Notwithstanding anything to the contrary herein, if no Escrow Agreement is entered into or an amount less than the amount of the Commitment has been deposited with the Escrow Agent, or the amount available in the escrow account for release to Parent pursuant to the terms of this Section 1(b) is less than the amount of the Commitment, the Sponsor shall make, or cause to be made, directly or indirectly through Permitted Syndications (as defined in the Interim Investor Agreement), the payment of the Commitment to the Parent pursuant to other terms hereof to the extent not satisfied by the amount released to the Parent from the escrow account.

2.            Conditions to Funding. The Sponsor’s obligation to pay the Commitment to Parent shall be subject to (i) the execution and delivery of the Merger Agreement by the Company and each other ECL by the parties thereto; (ii) the satisfaction, or waiver by Parent (pursuant to the terms of the Interim Investor Agreement), of each of the conditions to Parent’s and Merger Sub’s obligations to effect the Merger set forth in Sections 7.01 and 7.02 of the Merger Agreement as in effect from time to time (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the prior or substantially concurrent satisfaction or waiver (pursuant to the terms of the Interim Investor Agreement) of such conditions); (iii) the substantially contemporaneous consummation of the contribution of the Rollover Shares by each Rollover Shareholder pursuant to Articles III (Rollover) of the Support Agreement, or Parent or Company, as applicable, concurrently seeking enforcement of Articles III (Rollover) the Support Agreement against such Rollover Shareholder, (iv) the substantially contemporaneous funding to Parent in full of the contributions by each Other Sponsor contemplated by the other ECLs directly or indirectly through Permitted Syndications or as otherwise permitted under the Interim Investor Agreement, which shall not have been modified, amended or altered in any manner adverse to the Sponsor without the Sponsor’s prior written consent, or Parent or Company, as applicable, concurrently seeking enforcement of the applicable ECL against such Other Sponsor, provided, that the satisfaction or failure of the condition set forth in item (iv) shall not limit or impair the ability of Parent or the Company to seek enforcement of the obligations of the Sponsor under and in accordance with this letter agreement, if (x) the Company is also concurrently seeking enforcement of the other ECLs or (y) each Other Sponsor has satisfied or will satisfy its obligations under its ECLs in full concurrently with or prior to the funding of the Commitment by the Sponsor hereunder in accordance with this letter agreement; and (v) the substantially concurrent consummation of the Closing, provided, that if the Company seeks specific performance in accordance with Section 9.08 of the Merger Agreement and Parent or Merger Sub is ordered by a court of competent jurisdiction in a final non-appealable Order to specifically perform their obligations to effect the Closing pursuant to the Merger Agreement, the conditions set forth in this item (v) shall be deemed satisfied.

3.            Termination. This letter agreement, and the obligation of the Sponsor to fund the Commitment will terminate automatically and immediately upon the earliest to occur of (i) the Closing, so long as the Sponsor has at or prior to the Closing fully funded and paid to Parent the Commitment, (ii) the valid termination of the Merger Agreement in accordance with its terms, (iii) the discharge in full of its obligation to complete the funding of the Commitment at or prior to the Closing, and (iv) the assertion by the Company or any of its controlled Affiliates (which for the purpose of this Agreement, shall have the meaning set forth in the Interim Investor Agreement), directly or indirectly, in any litigation or other Action of any claim (whether in tort, contract or otherwise) against the Sponsor, any Non-Recourse Party, Parent, Merger Sub, any Other Sponsor or any Non-Recourse Party as defined in the other ECLs, as applicable, relating to this letter agreement, any other ECL, the Limited Guarantees, the Merger Agreement, the Support Agreement, or any of the transactions contemplated hereby or thereby (other than (a) a claim seeking an Order of specific performance or other equitable relief to cause the funding of the Commitment in accordance with Section 6(a) hereof and/or the funding of the “Commitment” of any Other Sponsor in accordance with Section 6(a) of their applicable ECLs or (b) a claim seeking an Order of specific performance or other equitable relief against Parent or Merger Sub in accordance with Section 9.08 of the Merger Agreement). Upon termination of this letter agreement, the Sponsor shall not have any further obligations or liabilities hereunder.

4.            Amendment. Neither this letter agreement nor any provision hereof may be amended, modified, supplemented, or waived without the prior written consent of (i) Parent and the Sponsor and (ii) with respect to any provisions of this letter agreement with respect to which the Company is expressly made a third party beneficiary or to the extent that such amendment or modification would be adverse to the Company Third Party Beneficiary Rights, the Company.

5.            Confidentiality. This letter agreement shall be treated as confidential and is being provided to Parent solely in connection with the transactions contemplated by the Merger Agreement, including the Merger. Unless required by applicable Laws, regulations or rules (including rules promulgated by either the SEC or Nasdaq), this letter agreement may not be used, circulated, quoted or otherwise referred to in any document, except the Merger Agreement or any documents contemplated therein or otherwise with the Sponsor’s consent. Notwithstanding the foregoing, a copy of this letter agreement may be provided to the Company if the Company agrees to treat the letter as confidential, provided, that, each of the Company, Parent and the Sponsor may disclose the existence and content of this letter agreement (i) to its Affiliates and Representatives who need to know the existence of this letter agreement and are subject to confidentiality obligations, (ii) to the extent required by applicable Laws, regulations or rules (including rules promulgated by either the SEC or Nasdaq) or in connection with any SEC filings relating to the Merger, (iii) in connection with any litigation relating to the Merger, the Merger Agreement, and the transactions contemplated thereby as permitted by or provided for in the Merger Agreement, or (iv) by the Sponsor to any Non-Recourse Party that needs to know of the existence of and content of this letter agreement.

6.            Third Party Beneficiary.

(a)          This letter agreement shall inure to the benefit of and be binding upon Parent and the Sponsor. This letter agreement may only be enforced by Parent or the Sponsor, and none of the creditors of Parent or Merger Sub nor any other Person that is not a party to this letter agreement shall have any right to enforce this letter agreement or to cause Parent to enforce this letter agreement; provided, that, to the extent the Company is entitled to specific performance pursuant to and subject to the conditions in Section 9.08 of the Merger Agreement, and subject to Sections 2, 6(b), 7 and 8 hereof, the Company is an express third party beneficiary of the rights granted to Parent under this letter agreement to the extent of the rights set forth in Sections 1, 4, 6, 7, 8 and 9 and shall be entitled to seek an injunction or an order of specific performance (or another non-monetary equitable remedy) to cause the Commitment to be funded in accordance with Section 1 (the “Company Third Party Beneficiary Rights”). The parties hereby agree that subject to the Company Third Party Beneficiary Rights, their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto in accordance with and subject to the terms of this letter agreement, and this letter agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder or any rights to enforce the Commitment or any provision of this letter agreement.

(b)          Subject to the terms and conditions set forth herein, the Company shall be entitled to specifically enforce Parent’s right to cause the Commitment to be funded to Parent solely to the extent permitted under Section 6(a) hereof and the Company shall not be a third party beneficiary for any purpose (including, without limitation, any claim for monetary damages hereunder or under the Merger Agreement) other than as specified in Section 6(a) hereof. The Company hereby agrees that specific performance shall be its sole and exclusive remedy with respect to any breach by the Sponsor of this letter agreement and that the Company may not seek or accept any other form of relief that may be available for any such breach of this letter agreement (including monetary damages), provided, that, notwithstanding anything to the contrary, if the Company seeks specific performance for such breach of this letter agreement as permitted under Section 6(a), and a court of competent jurisdiction in a final, non-appealable determination as to the availability of specific performance does not specifically enforce any obligation of the Sponsor hereunder pursuant to any proceeding for specific performance brought against the Sponsor, then the Company shall have the right to seek the payments contemplated by, and subject to the terms and conditions of, Section 1 of the Limited Guarantee executed and delivered to the Company by the Sponsor (subject to the limitations and conditions therein). In addition, the Company shall, and shall cause each of its Affiliates to, cause any proceeding still pending to be dismissed with prejudice upon the earlier of (i) the consummation of the Closing by Parent or (ii) payment of the Parent Termination Fee pursuant to the Merger Agreement.

(c)          Notwithstanding anything to the contrary set forth herein, in no event shall the aggregate amount of liabilities of the Sponsor under this letter agreement exceed the Cap. No Person may enforce the Sponsor’s obligations under this letter agreement without giving effect to the foregoing sentence. Notwithstanding the foregoing, if the Company or any of its Affiliates asserts in any proceeding or other Action of any claim (whether in tort, contract or otherwise) that the Cap on the Sponsor’ liabilities hereunder or the Cap (as defined in each other ECL) on any Other Sponsor’s liabilities, is illegal, invalid or unenforceable in whole or in part, then if the Sponsor has previously made any payments under this letter agreement, it shall be entitled to recover such payments, and the Sponsor shall have no liabilities or obligations to any Person under this letter agreement. For the purpose of this Agreement, “Cap” means the amount of the Commitment less the amount of the portion of the Commitment that has been funded in accordance with the terms hereof.

7.            Governing Law. This letter agreement and all disputes or controversies arising out of, or relating to, this letter agreement or the transaction contemplated hereby shall be interpreted, construed and governed by and in accordance with the laws of New York without regard to the conflicts of law principles thereof.

8.            Submission to Jurisdiction. Subject to the last sentence of this Section 8, any Action arising out of or relating to this letter agreement or its subject matter (including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of this letter agreement) shall be submitted to HKIAC and resolved in accordance with the Administrative Arbitration Rules of HKIAC. The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the arbitration tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s) shall nominate jointly one Arbitrator; the respondent(s) shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Administrative Arbitration Rules of HKIAC, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

9.            Assignments. This letter agreement shall not be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other party and the Company; provided, that without the prior written consent of Parent and the Company, the rights, interests or obligations under this letter agreement may be assigned or delegated, in whole or in part, by the Sponsor to one or more of its Affiliates or in connection with a Permitted Syndication, provided, that no such assignment or delegation shall relieve the Sponsor of its obligations hereunder to the extent not performed by such assignees or delegees. Any attempted assignment in violation of this Section 9 shall be null and void.

10.          Representations. Each Party hereby represents and warrants with respect to itself to the other Party that (a) it is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its formation and has full legal right, power, capacity and authority to execute and deliver this letter agreement, to perform the obligations hereunder and to consummate the transactions contemplated hereby; (b) this letter agreement has been duly and validly executed and delivered by it and constitutes a valid and legally binding obligation, enforceable against it in accordance with the terms of this letter agreement, subject to the Enforceability Exceptions; (c) all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Authority or any other person necessary for the due execution, delivery and performance of this letter agreement by it have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Authority or any other person is required in connection with the execution, delivery or performance of this letter agreement; (d) there is no Action pending against it, or, to its knowledge, threatened against it, that restricts or prohibits (or, if successful, would restrict or prohibit) the performance by it of its obligations under this letter agreement; (e) the execution, delivery and performance by it of this letter agreement does not (i) violate any applicable Law or court judgment, or (ii) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of any benefit under, or otherwise require the consent or approval of any other person pursuant to, any Contract to which it is a party. The Sponsor hereby further represents and warrants to Parent that (a) it will have, immediately prior to Closing, sufficient and readily available funds in United States Dollars to pay the Commitment pursuant to this letter agreement as well as to fulfill its other obligations under this letter agreement and all of its other unfunded contractually binding equity commitments that are then outstanding; and (b) the Commitment is less than the maximum amount that Sponsor is permitted to invest in any one portfolio investment pursuant to the terms of its constituent documents or otherwise.

11.          No Recourse. Notwithstanding anything that may be expressed or implied in this letter agreement or any document or instrument delivered in connection herewith, by its acceptance of the benefits of this letter agreement, Parent covenants, agrees and acknowledges that no Person other than the Sponsor has any obligation hereunder. Without limiting the generality of the foregoing, and notwithstanding anything that may be expressed or implied in this letter agreement, or any document or instrument delivered in connection herewith, Parent, by its acceptance of the benefits of this letter agreement, covenants, agrees and acknowledges that (a) no Person (other than Sponsor, Parent and their respective successors and permitted assignees) has any obligation or liability hereunder (whether of an equitable, contractual, tort, statutory or other nature), and (b) notwithstanding that Sponsor may be a partnership or limited liability company, Parent has no right of recovery under this letter agreement or under any document or instrument delivered in connection herewith or in respect of any representations made or alleged to have been made in connection herewith or therewith, or for any claim based on, in respect of, or by reason of, such obligations or their creation, against, and no recourse shall be had against, and no personal liability shall attach to, any former, current or future direct or indirect holder of any equity, stock, general or limited partnership or limited liability company interest, controlling Person, management company, portfolio company, incorporator, director, officer, employee, agent, advisor, attorney, representative, Affiliate, members, managers, general or limited partners, shareholders, stockholders or assignees of the Sponsor (other than any permitted assignee under Section 9) or any former, current or future direct or indirect holder of any equity, stock, general or limited partnership or limited liability company interest, controlling Person, management companies, portfolio companies, incorporators, directors, officers, employees, agents, advisors, attorneys, representatives, Affiliates, members, managers, general or limited partners, shareholders, stockholders or assignees (other than any permitted assignee under Section 9) of any of the foregoing (each, a “Non-Recourse Party”), through Sponsor or otherwise, whether by or through attempted piercing the corporate veil, by or through a claim (whether at law or equity or in tort, contract or otherwise) by or on behalf of Parent or Sponsor against any Non-Recourse Party, whether by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law, or otherwise. For the avoidance of doubt, none of Sponsor, Parent, Merger Sub, the Other Sponsors or their respective successors and assigns under the Merger Agreement, this letter agreement, the other ECLs, the Limited Guarantees shall be a Non-Recourse Party.

12.          Notices. All notices and other communications hereunder shall be in writing (in the English language), and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile or email (unless an error message is generated with respect to such delivery by facsimile or email), (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier, or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

if to Parent, to:

Mr. Sizhen Wang

1-2/F, Building 11

Zone 1, No. 8 Life Science Parkway

Changping District, Beijing, 102206

People’s Republic of China

if to the Sponsor, to:

Mr. Marco Chen

Wealth Strategy Holding Limited

Level 12, International Commerce Centre

Hong Kong SAR

E-mail: marco.chen@wealthstrategyholding.com

13.          Entire Agreement. This letter agreement, together with the Interim Investor Agreement, the Limited Guarantee, the Support Agreement, the Confidentiality Agreements and the Merger Agreement, contains the entire understanding of the parties with respect to the subject matter hereof and supersedes all prior agreements or understandings, both written and oral, between the parties with respect to the subject matter hereof.

14.          Severability. Any term or provision of this letter agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the sole extent of such invalidity or unenforceability without rendering invalid or unenforceable the remainder of such term or provision or the remaining terms and provisions of this letter agreement in any jurisdiction and, if any provision of this letter agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

15.          Counterparts. This letter agreement may be executed in counterparts and by facsimile or in .pdf format, each of which, when so executed, shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

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IN WITNESS WHEREOF, this letter agreement is executed and effective as of date first written above.

Sponsor:

Wealth Strategy Holding Limited

By:	/s/ Kung Hung Ka
Name: Kung Hung Ka
Title: Director

[Signature Page to Equity Commitment Letter]

Agreed to and acknowledged
as of the date first written above:

Parent:

New Genetron Holding Limited

By:	/s/ Sizhen Wang

Name: Sizhen Wang

Title: Director

[Signature Page to Equity Commitment Letter]